CANANDAIGUA NATIONAL CORPORATION

72 S. Main Street

Canandaigua, NY 14424

February 1, 2010

Division of Corporation Finance

U.S. Securities and Exchange Commission                            Facsimile: 202-813-6983

Washington, D.C. 20549

Attn. Messrs. Michael Seaman, Christian Windsor and Amit Pande and

Ms. Babette Cooper

Re:

Canandaigua National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 (Form 10-K”)

2008 Annual Report to Shareholders (“Annual Report”)

Definitive Proxy Statement on Schedule 14A, for 2009 Annual Meeting (“Proxy Statement”)

Form 10-Q for quarter ended September 31, 2009 (“9.31.09 10-Q”)
File No. 000-18562

Ladies and Gentlemen:

This letter sets forth the response of Canandaigua National Corporation (the “Company”) to your letter, dated December 18, 2009, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filings listed above.  For your convenience, the comments are reproduced below before the Company’s answers.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.

We note that your letters to shareholders dated February 4, 2009 and August 1, 2009 disclose material information about your results of operations and financial condition. Please provide us with your analysis regarding any Form 8-K filing requirements associated with those letters.

Company response:  The Company filed the two letters to shareholders as exhibits to the Company’s reports under the Securities Exchange Act of 1934 (“Exchange Act”).  The February 4, 2009 letter was a part of the printed Annual Report to Shareholders and was not mailed separately.  The August 1, 2009 letter was filed with the SEC as an Exhibit 20.2 to Form 10-Q for the quarter ended June 30, 2009 simultaneously with mailing to the Shareholders. The filing of the letters as exhibits to the regular Exchange Act reports satisfied the Company’s filing obligations.  All future shareholder letters will be made public in accordance with the rules applicable to material information disclosure.

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

Cover Page

2.

We note the disclaimer regarding the limited trading activity of your common stock, It is not appropriate to include this type of language on the cover page. Please confirm that the cover pages of future filings will not include this or similar language.

Company response:  In future filings, the Company will remove the disclaimer regarding the limited trading in its common stock from the cover page of its Exchange Act reports.

Item 1A. Risk Factors, page 9

3.

Item 503(c) of Regulation S-K requires a discussion of the most significant risks applicable to you. Please tell us if this section includes all of the significant risks applicable to you, if so, revise the preamble in future filings to so indicate, rather than saying that "some" of the significant risks are discussed. If not, provide us with a discussion of the significant risks that were not included and indicate that you will include this information in future filings.

Company response:  The Company believes that it has identified and described the material risks in its reports filed under the Exchange Act and, in future filings, will remove the word “some” from the introduction to its Risk Factors disclosures.

4.

In the paragraph on "Asset Quality," you state that collateral appraisals may be out of date or not meet industry recognized standards and yet you have regular reviews of appraisals.   Please tell us how frequently you review your appraisals. Please tell us when you would consider an appraisal to be "out of date" and if you had any appraisals out of date as of December 31, 2008 and September 30, 2009.  Additionally, please tell us if any of your collateral appraisals do not meet industry recognized standards as of such dates.

Company response:  The Company’s collateral appraisals are performed in accordance with industry standards. There are none out of date as of December 31, 2008 or September 30, 2009, or not in accordance with industry standards.  The Company believes its disclosure and discussion is factually correct and complete.  We believe the Commission may have misunderstood our disclosure.  The Company was disclosing the risk posed by reliance upon outdated appraisals and describes controls the Company has implemented to mitigate the risk so that the appraisals are not out of date and do meet industry standards.

”In addition, collateral appraisals that are out of date or that do not meet industry recognized standards may create the impression that a loan is adequately collateralized when in fact it is not. The Company has adopted underwriting and credit monitoring procedures and policies, including the establishment and review of the allowance for loan losses and regular review of appraisals and borrower financial statements.”[emphasis added]

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Performance Graph, page 11

5.

Please tell us why you did not include quotations reported on the OTC Bulletin Board when you prepared the performance graph. Also address this comment with respect to the table on page 45 of your Annual Report to Shareholders that provides information about transactions in your common stock.

Company response:  As discussed with Messrs. Seaman and Windsor, and as disclosed in our Form 10-K, the trading market for the Company’s common stock on the OTC Bulletin Board is very thin with single or single digit round lot trades occurring sporadically.  In accordance with Regulation S-K Item 201( a)(1)(i) “[f]or purposes of this Item the existence of limited or sporadic quotations should not of itself be deemed to constitute an "established public trading market."  The Company believes that the sales of shares of its common stock in the publicly advertised sealed bid auctions more accurately reflects the market price for its common stock based on the volume of transactions and number of participants in the sealed bid auction process and this information has been disclosed in accordance with Regulation S-K Item 201(a)(1)(iii).  However, at your request, in future filings, the Company will provide the OTC Bulletin Board information, which will be disclosed separately from the information presented with respect to the sealed bid auctions in order to provide investors with all information regarding transactions in the Company’s stock of which management is aware.   As required by Regulation S-K Item 201(a)(1)(iii), “[w]here there is an absence of an established public trading market, reference to quotations shall be qualified by appropriate explanation.”  The Company will indicate in accordance with Regulation S-K Item 201(a)(1)(iii) that the “over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.”

2008 Annual Report to Shareholders

Our Common Stock, page 25

6.

Please tell us whether any of the shares repurchased by you, or purchased by the bank for the award or the employee stock ownership plan, were purchased as part of a publicly announced plan or program. If so, provide us with all of the information required by Item 703 of Regulation S-K and confirm that you will include this information in future filings. If not, indicate that you will include a statement to that effect in future filings.

Company response:  The Company does not have a publicly announced plan or program for the repurchase of shares or the purchase of shares for awards or for the employee stock ownership plan.  The Company will include a statement to that effect in future filings.

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

7.

Please provide us with more information about the auctions of your common stock conducted by the bank's trust department, Along with any other relevant information, tell us the format of the auctions, how often they are conducted, the amount of securities typically sold, who participates as buyers and sellers and whether any commissions are paid to the bank or anyone else.

Company response:  At the request of shareholders who would like to sell stock of the Company, the trust department of the subsidiary Bank will place an advertisement in a local newspaper of the stockholder’s choosing to advertise the sale of the number of shares the shareholders desire to sell and inviting the submission of sealed bids to be opened by the sellers at a specific date, time, and location.  At the specified date, time, and location, all bids submitted are opened and the sellers accept or reject the bids.  All bidders are notified by letter of the results of the auction and the results of the auction are made public in the filings of the Company with the SEC.  Auctions are conducted at the request of selling shareholders and the number of auctions held in any year has been variable.  The number of shares sold is listed in the tabular section of the Annual Report captioned “Our Common Stock” set forth on page 25.  This information has been presented in accordance with the requirements of Regulation S-K in the public filings of the Company since the Company became a public company in 1984 as a result of the formation of a one-bank holding company.  The sealed bid auction process was originally recommended by James A. Avery, Esq., a preeminent, now deceased, local attorney in the mid 1950s and has been used continuously since that time.  Anyone who reads and responds to the newspaper advertisement may participate as a buyer subject to OFAC and BSA rules.  Individual stockholders of the Company’s stock participate as sellers.  No commissions are paid to the Bank or anyone else.  Sellers of stock pay for the cost of advertisement and the hourly secretarial cost for a bank employee to place the advertisement in the newspaper and to advise bidders of the results of the auction by letter.

Item 10. Directors, Executive Officers and Corporate Governance

Definitive Proxy. Statement on Schedule 14A

Audit Committee Financial Expert, page 8

8.

Please provide a more robust explanation as to why you do not have an audit committee financial expert serving on your audit committee and confirm that you will include this information in future filings.

Company response: As discussed with  Messrs. Seaman and Windsor, the company will include a description of the experience of the individual members of the Audit Committee in future filings to supplement the existing statement that the cumulative experience of the Directors serving on the Audit Committee is adequate to provide appropriate oversight of the audit functions

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

9.

It appears that certain agreements required to be filed by Item 601(b)(10)(iii)(A) of Regulation S-K have not been filed. For example, we note the employee stock ownership plan and the termination agreement with Joseph L. Dugan have not been filed, Please tell us how you determined that these documents did not need to be filed as material contracts or file the documents and any others that are required to be filed by Item 601(b)(10)(iii)(A) of Regulation S-K.

Company response:  The contract for Mr. Dugan was not material in respect of the financial statements of the Company in the year 2000 when it was executed or in any subsequent year.  Mr. Dugan was not a named executive officer until 2004 by which time all of the provisions of the contract except the provision entitling Mr. Dugan to six months of severance in the event of involuntary termination were no longer operative.  The Company will file the contract with its Form 10-K for 2009.  The Company has disclosed the existence of the Employee Stock Ownership Plan in its public filings every year.  The Company will file the current version of the Employee Stock Ownership Plan as an exhibit with its Form 10-K for 2009.

10.

Please tell us why you have not provided the disclosure required by Item 402(j) of Regulation S-K.

Company response: As discussed with Messrs. Seaman and Windsor, since it has no employment, change of control, or severance agreements other than the agreement with Mr. Dugan, as above described, the Company believed that it had made responsive disclosure in the Proxy Statement on page 13.  The Company will add a disclosure with respect to payments occurring upon terminations, if any, in future filings.

Peer Groups and Benchmarks, page 9

11.

It appears that you benchmark certain elements of compensation to your peers. Please identify the companies that make up the peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Company response: In future proxy statements, the Company will identify the peer companies in its reference peer group and describe how they are chosen.  In addition, the Company will provide additional information about the use made by the compensation committee of the comparative data and any deviation from the comparative data.

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

Annual Short-Term Incentive Pool Compensation (STIP), page 10

12.

Please provide us with a comprehensive revised description of the STIP program that clearly articulates the manner in which it functions. Among other things, specifically disclose the following items that were not addressed in the proxy statement:

•

All of the performance targets utilized in determining the incentive bonus amounts for your named executive officers. For example, while you have disclosed the budget return on average assets target, you have not disclosed the superior achievement target. You have also not disclosed any individual performance objectives.

•

The size of the target pools and the percentage of base salary for each of the named executive officers.

•

The performance of each named executive officer relative to his scorecard and the amount paid under the program to him.

Confirm that you will include a clear and comprehensive description of the program in future filings.

Company response:  The Company believes the description of the Short Term Incentive Pool when read with the remaining sections of the Compensation Discussion and Analysis is comprehensive and adequate to explain the reason for the program and how the program functions. In addition, the ranges of target pools are set forth within the disclosure on page 10 of the Definitive Proxy Statement.   In future filings, the Company will describe the performance targets in more detail and the expected likelihood of the Named Executive Officers achieving the target levels.   In future filings, the Company will present information regarding the size of the target pools and the percentage of base salary that the award represents for each of the named executive officers.  In future filings, the Company will report the performance of each of the named executive officers relative to his or her scorecard.   The amount paid under the program to each named executive officer is the amount shown in the “Bonus” column in the Summary Compensation Table on page 12 of the Definitive Proxy.  In future filings, this amount will be reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Summary Compensation Table, page 13

13.

Tell us if the amounts shown in the "Bonus" column are amounts paid under the STIP program. If so, tell us why these amounts are not shown in a "Non-Equity Incentive Plan Compensation" column. See Item 402(c)(vii) of Regulation S-K.

Company response:  The amounts shown in the “Bonus” column of the Summary Compensation Table on page 12 of the Definitive Proxy Statement are the amounts paid under the STIP

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

program.  The Company will set forth the STIP payments in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table in future filings.

14.

In future filings, please include a footnote that refers the reader to the section of your financial statements, footnotes to the financial statements or management's discussion and analysis which discloses the assumptions used to determine the value of your equity compensation awards. Please refer to Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

Company response:   As discussed with  Messrs. Seaman and Windsor, the reference to the footnotes to the financial statements appears on page 14 of the EDGAR version of the Proxy Statement, after the “Grant of Plan-Based Awards” table.

Grant of Plan-Based Awards Table, page 14

15.

Please tell us why the awards made under the STIP program are not shown in this table. See Item 402(d) of Regulation S-K.

Company response:  As set forth above, the payment made under the STIP program is a cash bonus and was disclosed in the “Bonus” column of the Summary Compensation Table.  In future filings these awards will be disclosed in the Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column, and in the Grant of Plan-Based Awards Table in accordance with Item 402(d) of Regulation S-K and Question 120.02 of the SEC Compliance and Disclosure Interpretations.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Definitive Proxy Statement on Schedule 14A

Stock Ownership of Certain Beneficial Owners and Management, page 1

16.

We note that George W. Hamlin, IV and The Canandaigua National Bank and Trust Company each beneficially own in excess of 5% of your outstanding common stock. Please provide us with your analysis regarding whether these shareholders are required to make filings pursuant to Schedule 13D or 13G.

Company response: The holdings of Mr. Hamlin and The Canandaigua National Bank and Trust Company (the “Bank”) as Trustee, were disclosed on Forms 3, 4 and 5 and in the Proxy Statement, respectively.  The Bank files Form 13F with respect to the stock owned as Trustee in the ordinary course of business.  The Company does not have a record of any Schedule 13D or Schedule 13G being filed for Mr. Hamlin and will request that appropriate schedule be filed as soon as practicable.

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Transactions With Certain Related Persons, page 5

17.

We note the disclosure that loans from the bank to directors and executive officers and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers of the bank. Please confirm, and revise future filings to disclose, if accurate, that all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Company response:  As we discussed, the Company confirms to you that the loans were made in accordance with the provisions of Federal Reserve Board Regulation O and Section 13(k) of the Exchange Act at levels comparable to those made to customers not related to the Bank or the Company.  Future filings will reflect that information.

18.

The lease for your Brighton, NY banking office does not appear to have been filed. Please tell us how you determined that this document did not need to be filed as a material contract or file this document. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Company response: At the time the lease for the Bank’s Brighton, NY branch office, was entered into, it was negotiated at arm’s length and Mr. Fox was not a member of the Company’s board of directors.  The Company does not generally consider the Bank’s individual branch office leases to be material.  Since Mr. Fox is now a board member, however, the Company will file a Memorandum of Lease as an exhibit to its 2009 Form 10-K filing.

Signatures

19.

Please indicate in future filings that the Form 10-K has been signed by your principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.

Company response:  In future filings, my titles will reflect that I also serve as principal accounting officer of the Company.

Form 10-Q as of September 30, 2009

Management's Discussion and Analysis, page 17

Allowance for Loan Losses and Net Charge-offs, page 23

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

20.

On page 24 we note that the specific allowance related to impaired loans has increased from zero at December 31, 2008, to $3.4 million at September 30, 2009. Although the total allowance has increased over the same period from $11.7 million to $14.2 million, it appears that the general allowance component has decreased over the same time period. Given the growth in your total loan portfolio from December 31, 2008 to September 30, 2009 and the current economic conditions, please tell us and revise future filings to explain the reason for this decrease and how the allowance is directionally consistent with the changes in asset quality and composition. Also, please revise future filings to provide more robust disclosures on the specific changes in economic and other factors impacting the general reserve.

Company response:  The Company’s response is set forth below, which will be included in its 2009 Annual Report. As discussed with Ms. Cooper, our response is as of December 31, 2009:

The allowance for loan losses was $14.2 million at December 31, 2009, up from $12.0 million at December 31, 2008. Growth in the allowance for loans losses has been driven by a combination of general growth in the overall loan portfolio and the provision for loan losses associated with impaired loans, which were not already included in the allowance calculation. Net charge-offs to average loans increased for the year and were within the range we have experienced during the past five years.  The net charge-off rate of 19 basis points in 2009 is substantially lower than banks our size across the nation, which as of September 30, 2009, were reporting net charge-offs over six times higher at 118 basis points, according to government-reported data.

     At December 31, 2009 we identified a total of 58 loans totaling $18.7 million that were considered impaired.  Of these, nine with a balance of $7.8 million outstanding had specific reserves associated with them amounting to $2.8 million. These reserves are included in the total allowance for loan losses.  Nearly half, or $8.2 million of these loans are associated with two commercial and industrial loans to companies in the food and beverage industry originated between 2005 and 2007 for which we have made specific reserves of $2.6 million.  These companies market their products throughout the United States.  Their businesses have been negatively impacted by the recession, and their operating cash flow has been insufficient to support principal and interest payments on the loans.

     The specific reserve associated with these and other loans was funded by a reallocation of the pool-based reserves calculated on an eight-quarter rolling basis.  As more fully described in the Notes to the 2009 Consolidated Financial Statements, the allowance is a combination of both specific and general reserve components.  Internally classified loans not considered impaired, are included in a pool calculation.  If the loans become impaired, the related allowance becomes a specific reserve, and is adjusted upward or downward as necessary through the provision for loan losses. This reallocation reduces the pool based reserve, which is then recalculated to determine whether additional provision is necessary,

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

     Our local economy is reflecting some of the same trends we are seeing in the national and state economies, but our statistics are better than both.  In the Rochester region unemployment is about 8% up from just under 6% last year.  Since September 2008, the economy has lost roughly 2% of non-farm jobs.  Overall employment has also retreated from about 503,000 in the fall of 2008 to about 491,000 in the fall of 2009.

    Business conditions are also comparatively slow in the region, again, reflecting the recession.  However, towards the latter half of 2008, business reported modestly improving conditions, but with fewer than 40% of businesses projecting an improvement over the coming months, this is still less than a majority.

    These unemployment and other economic trends have impacted our allowance calculation by increasing the amount of reserve we’ve allocated to the consumer and commercial portfolios.  Conversely, the allocated allowance has been reduced in the commercial portfolio as the level of historical net-charge-offs has declined from its recent high in 2006.

Non-Performing Assets and Impaired Loans, page 23

21.

We note the significant increase in non-performing loans from $9.6 million as of December 31, 2008 to $18.8 million as of September 30, 2009. We also note your discussion on page 24 of the main contributor to this increase in non-performing loans. Given the significant impact the commercial and industrial (“C&I”) non-performing loans have had on your loan quality, please provide us the following information as of September 30, 2009 and provide more robust disclosure in future filings with more granularity as to the loans and how the related allowance was determined including:

•

The number and dollar amount of C&I loans included in non-performing loans;

•

The specific nature of the C&I loans that are past due and the reason for the delinquency;

•

The dates the C&I loans were originated and the number of days they are delinquent; and

•

Any other pertinent information deemed necessary to understand your review of the loans and related accounting for the loan as of September 30, 2009 and through the date of your response.

Company response:  We believe the answers to your general and specific questions for which public disclosure is provided, including the request for more robust disclosure is included in the response to query 20.  With respect to the remainder of your questions, please find the following:

•

The number and dollar amount of C&I loans included in non-performing loans;

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

▪

At December 31, 2009, there were 17 C&I loans in non-performing status.  The total dollar amount approximated $10.3 million.

•

The specific nature of the C&I loans that are past due and the reason for the delinquency;

▪

Information is included in the response to query 20.

•

The dates the C&I loans were originated and the number of days they are delinquent; and

▪

Non-performing C& I loans were originated between 1997 and 2008.  With respect to the largest C&I loans, this information is included in the response to query 20.

•

Any other pertinent information deemed necessary to understand your review of the loans and related accounting for the loan as of September 30, 2009 and through the date of your response.

▪

We believe the answer to query 20 reflects this information

Form 8-K filed December 22, 2008

22.

This Form 8-K reports the entry into a material definitive agreement. Please tell us why the agreement has not been filed. Address this comment with respect to the agreement to acquire Genesee Valley Trust Company as well.

Company response: The agreements for acquisition of the assets of Greentree Financial, LLC and for the acquisition of all of the stock of Genesee Valley Trust Company will be filed with a request for confidential treatment for certain portions of these agreements containing  non-public personal financial information and business proprietary information that would place the Company at a competitive disadvantage by disclosure.

Conclusion

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Division of Corporation Finance

U. S. Securities and Exchange Commission

February 1, 2010

•

the Company may not assert staff comments as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or additional comments, please call me at 585-396-4260 ext. 36044 or Steven H. Swartout, Esq., the Company’s Executive Vice President and General Counsel, at 585-394-4260, ext 36107.

Sincerely,

/s/ Lawrence A. Heilbronner

Executive Vice President and Chief Financial Officer and its Principal Accounting Officer